UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Initial Filing)*
Medis Technologies Ltd.
(Name of Issuer)
Common Stock, $0.01 par value per share
(Title of Class of Securities)
58500P107
(CUSIP Number)
Gerald A. Weber
Gould & Ratner
222 North LaSalle Street, Suite 800
Chicago, IL  60601
(312)236-3003
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
June 14, 2000
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a Statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g),
check the following box [    ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

Check the following box if a fee is being paid with this statement [    ].
The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 58500P107 13D Page 2 of 13 Pages

1	NAME(S) OF REPORTING PERSON(S)
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      CVF, LLC
      I.R.S. Identification No.: 36-7227242

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a)   [   ]
(b)	[   ]

3	SEC USE ONLY

4	SOURCE OF FUNDS: OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
	2(d) OR 2(e)
	[   ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION
	Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:

7 SOLE VOTING POWER:  0

8 SHARED VOTING POWER: 1,346,252

9 SOLE DISPOSITIVE POWER: 0

10 SHARED DISPOSITIVE POWER: 1,346,252

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 1,346,252

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
	[    ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 8.0%

14	TYPE OF REPORTING PERSON
	OO - limited liability company



CUSIP No. 58500P107  13D Page	3 of 13 Pages

1	NAME(S) OF REPORTING PERSON(S)
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Richard C. Goodman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a)   [   ]
(b)	[   ]
3	SEC USE ONLY

4	SOURCE OF FUNDS
	OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
	2(d) OR 2(e)
	[   ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
	United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:

7  SOLE VOTING POWER: 0

8  SHARED VOTING POWER: 1,346,252

9  SOLE DISPOSITIVE POWER: 0

10  SHARED DISPOSITIVE POWER: 1,346,252

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 1,346,252

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
	[   ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 8.0%

14	TYPE OF REPORTING PERSON: IN



CUSIP No. 58500P107 13D  Page 4 of 13 Pages

1	NAME(S) OF REPORTING PERSON(S)
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Longview Management Group, LLC
      IRS Identification No.: 36-4245844

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [   ]
(b) [   ]

3	SEC USE ONLY

4	SOURCE OF FUNDS
	OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
2(d) OR 2(e)
	[   ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION
	United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:

7 SOLE VOTING POWER: 0

8 SHARED VOTING POWER: 1,346,252

9 SOLE DISPOSITIVE POWER: 0

10 SHARED DISPOSITIVE POWER: 1,346,252

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 1,346,252

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
	[   ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 8.0%

14	TYPE OF REPORTING PERSON: IA



CUSIP No. 	58500P107	13D	Page	5	of	13	Pages

1	NAME(S) OF REPORTING PERSON(S)
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Charles H. Goodman

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a)  [   ]
(b)  [   ]

3	SEC USE ONLY

4	SOURCE OF FUNDS
	OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
	2(d) OR 2(e)
	[   ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
	United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:

7 SOLE VOTING POWER: 0

8 SHARED VOTING POWER: 1,346,252

9 SOLE DISPOSITIVE POWER: 0

10 SHARED DISPOSITIVE POWER: 1,346,252

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 1,346,252

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
	[   ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 8.0%

14	TYPE OF REPORTING PERSON: IN



CUSIP No. 58500P107  13D  Page 6 of 13 Pages

1	NAME(S) OF REPORTING PERSON(S)
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Geoffrey F. Grossman, not individually, but as Trustee of
      The Edward Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a)  [   ]
(b)  [   ]
3	SEC USE ONLY

4	SOURCE OF FUNDS
	OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
2(d) OR 2(e)
	[   ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
	United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:

7 SOLE VOTING POWER: 0

8 SHARED VOTING POWER: 1,346,252

9 SOLE DISPOSITIVE POWER: 0

10 SHARED DISPOSITIVE POWER: 1,346,252

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 1,346,252

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
	[   ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 8.0%

14	TYPE OF REPORTING PERSON: IN

The Reporting Persons (as defined below) listed on the cover pages to this
Schedule 13D hereby make the following Statement pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended (the "1934 Act") and the rules and regulations promulgated thereunder.

This Statement is an initial Schedule 13D.

The total amount of Common Stock (as defined herein) of Medis Technologies Ltd., a Delaware corporation (the "Issuer"), issued and outstanding reported herein reflects the total number of common shares, $0.01 par value per share, issued and outstanding as of June 30, 2000 (the "Common Stock"), as disclosed in the Issuer's Form 10-Q quarterly report for the quarter ending March 31, 2000 and filed with the Securities and Exchange Commission on June 5, 2000.

ITEM 1.	Security and Issuer
The class of equity securities to which this Statement relates is the Common Stock of the Issuer. The principal executive offices of the Issuer are located at 805 Third Avenue, New York, New York 10022.

ITEM 2.	Identity and Background
This statement is being filed on behalf of CVF, LLC, a Delaware limited liability company ("CVF"); Richard C. Goodman ("Mr. R. Goodman"); Longview Management Group, LLC, a Delaware limited liability company ("Longview"); Charles H. Goodman ("Mr. C. Goodman"); and Geoffrey F. Grossman, not individually, but as Trustee of The Edward Trust ("Mr. Grossman"), collectively, (the "Reporting Persons"). All natural person Reporting Persons are citizens of the United States of America.

CVF, LLC makes venture capital investments in companies, funds, and other entities chosen by its Executive Manager, Mr. R. Goodman. CVF maintains its principal place of business and principal offices at 222 N. LaSalle Street, Suite 2000, Chicago, Illinois 60601.

CVF exercises voting and dispositive power over the Common Stock of the Issuer reported herein or the right to acquire such Common Stock within 60 days, and, accordingly, is deemed to be the beneficial owner for purposes of Section 13(d) of the 1934 Act, of the Common Stock reported herein.

Mr. R. Goodman's principal occupation is the performance of his duties as Executive Manager of CVF. Mr. R. Goodman maintains his principal place of business and principal offices at 222 N. LaSalle Street, Suite 2000, Chicago, Illinois 60601. In his capacity as Executive Manager, Mr. R. Goodman is deemed to be the beneficial owner for the purposes of Section 13(d) of the 1934 Act of the Common Stock reported herein. Except for such deemed beneficial ownership, Mr. R. Goodman does not own any Common Stock or other securities of the Issuer.

Longview engages primarily in the investment advisory business. The principal place of business and principal offices of Longview are located at 222 N. LaSalle Street, Suite 2000, Chicago, Illinois 60601. Longview manages investment accounts for clients including certain of the other Reporting Persons and affiliated and associated persons and entities. Longview exercises voting and dispositive control over the Common Stock held by CVF, and accordingly is deemed to be the beneficial owner for the purposes of
Section 13(d) of the 1934 Act of the Common Stock reported herein. Except for such deemed beneficial ownership, Longview does not own any Common
Stock or other securities of the Issuer.

Mr. C. Goodman's principal occupation is the performance of his duties as President of Longview. Mr. C. Goodman maintains his principal place of business and principal offices at 222 N. LaSalle Street, Suite 2000, Chicago, Illinois 60601. In his capacity as President, Mr. C. Goodman is deemed to be the beneficial owner for the purposes of Section 13(d) of the 1934 Act of the Common Stock reported herein. By the terms of its organic documents, no other officer, member, or employee of Longview may vote or direct the disposition of securities for which Longview provides investment advisory services. Except for such deemed beneficial ownership, Mr. C. Goodman does not own any Common Stock or other securities of the Issuer.

Mr. Grossman's principal occupation is the performance of his duties as a partner in the law firm of D'Ancona and Pflaum LLC. His principal place of business is located at 111 East Wacker Drive, Suite 2800, Chicago, Illinois 60601. In his capacity as Trustee of the Edward Trust, and not individually, Mr. Grossman is deemed to hold a 100% interest in Longview, and is deemed to be the beneficial owner for the purposes of Section 13(d) of the 1934 Act of the Common Stock reported herein. Except for such deemed beneficial ownership, Mr. Grossman does not own any Common Stock or other securities of the Issuer.

During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors), nor have any of the Reporting Persons been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order (i) enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or (ii) finding a violation with respect to such laws.

ITEM 3.	Source and Amount of Funds or Other Consideration
The Reporting Persons acquired the Common Stock reported herein using capital contributions of the members of CVF made pursuant to the terms of its operating agreement and totaling approximately $5,217,714.

ITEM 4.	Purpose of Transaction
CVF makes venture capital investments in companies, funds, and other entities chosen by its Executive Manager. By the terms of its operating agreement, CVF makes portfolio investments, without effecting or intending to effect a change in control. Neither the Executive Manager nor the members of CVF have any personal ownership interest in the securities or other property held by CVF.

Beginning on November 4, 1998, CVF acquired Common Stock of the Issuer for portfolio investment purposes. On April 21, 2000, CVF held 890,001 shares of Common Stock and 304,167 warrants exercisable within 60 days, or 10.9% of the Common Stock of the Issuer. Because the Issuer was not yet a reporting company under Section 13 of the 1934 Act, no Schedule 13D filing was required at that time. The Issuer's Registration of Exchange Offer pursuant to Section 12(g) of the Act became effective on April 24, 2000, at which time the Issuer became a Section 13 reporting company. Following the Issuer's issuance of additional Common Stock in its exchange offer of Common Stock for the remaining 36% of the shares of its majority-owned subsidiary Medis El, an Israeli corporation, CVF's ownership percentage of the Common Stock fell to 8.0% of the Common Stock outstanding. In transactions on January 27, 2000 and June 14, 2000, CVF acquired a total of 469,167 shares of the Issuer, or more than 2% of the Common Stock then outstanding, necessitating this filing on Schedule 13D.

ITEM 5.	Interest in Securities of the Issuer
(a)	At the close of trading on June 14, 2000, CVF owned 1,346,252 shares
(including 152,084 warrants exercisable within 60 days) of Common Stock out of an aggregate 16,762,289 shares then outstanding, or 8.0%. By virtue of his position with CVF, in which capacity he shares voting and dispositive control over securities held by CVF, Mr. R. Goodman may be deemed to beneficially own 1,346,252 shares of Common Stock of 16,762,289 shares outstanding, or 8.0%. By virtue of the investment advisory services that Longview provides to CVF, Longview; Mr. C. Goodman; and Mr. Grossman, not individually, but as trustee of The Edward Trust, may be deemed to beneficially own 1,346,252 shares of Common Stock of 16,762,289 shares outstanding, or 8.0%. Mr. R. Goodman, Longview, Mr.
C. Goodman, and Mr. Grossman disclaim beneficial ownership of the Common Stock reported herein.

(b)	CVF and the other Reporting Persons share voting and dispositive power over all Common Stock owned by CVF.

(c)	None.

(d)	Not applicable.

(e)	Not applicable.

ITEM 6.	Contracts, Arrangements, Understandings or Relationships with
Respect to Securities of the Issuer

As part of its client relationships, Longview has the power to direct the voting and the disposition of shares of Common Stock owned by its clients, including certain of the Reporting Persons and Reporting Person family entities, in the accounts that Longview manages, pursuant to investment advisory agreements. Under such agreements, the form of which is filed as an exhibit hereto, Longview's compensation in consideration for its services varies with the value of the assets (including shares of Common Stock) under its management; provided, however, the maximum rate of fee shall not exceed 0.75% of the average assets held in such accounts that Longview manages.
None of such agreements, however, require that such accounts be invested in securities of the Issuer or include in their provisions any terms specifically relating to or varying with the investment of the accounts in securities of the Issuer.

Other than (i) the Reporting Persons' investment advisory agreements entered into with Longview, as described above, (ii) Mr. C. Goodman's participation in the management of Longview, and (iii) Mr. Grossman's ownership interest in Longview, not individually, but as Trustee of The Edward Trust, none of the Reporting Persons is a party to any contract, arrangement, understanding, or relationship with respect to the Common Stock.

ITEM 7.	Material to be Filed as Exhibits

Please see the attached Exhibit A setting forth the Joint Filing Agreement dated as of June 20, 2000 by and among the Reporting Persons and Exhibit B setting forth a form of investment advisory contract entered into by Longview and CVF, and by Longview and certain of the other Reporting Persons.





[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CVF, LLC
By: __/s/_Richard_C._Goodman__
Richard C. Goodman,
Executive Manager


RICHARD C. GOODMAN
__/s/_Richard_C._Goodman__


LONGVIEW MANAGEMENT GROUP, LLC
By: __/s/_Charles_C._Goodman__
Charles H. Goodman,
President


CHARLES H. GOODMAN
__/s/_Charles_C._Goodman__


GEOFFREY F. GROSSMAN, Not Individually, But as Trustee of The Edward Trust __/s/_Geoffrey_F._Grossman__

EXHIBIT A

JOINT FILING AGREEMENT
In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, each of the undersigned does hereby consent and agree to the joint filing on behalf of each of them of a Statement on Schedule 13D and all amendments thereto with respect to the Common Stock of Medis Technologies, Ltd., par value $0.01 per share, beneficially owned by each of them, and to the inclusion of this Joint Filing Agreement as an exhibit thereto.


Dated as of June 20, 2000

CVF, LLC
By: __/s/_Richard_C._Goodman__
Richard C. Goodman,
Executive Manager


RICHARD C. GOODMAN
__/s/_Richard_C._Goodman__


LONGVIEW MANAGEMENT GROUP, LLC
By: __/s/_Charles_C._Goodman__
Charles H. Goodman,
President


CHARLES H. GOODMAN
__/s/_Charles_C._Goodman__


GEOFFREY F. GROSSMAN, Not Individually, But as Trustee of The Edward Trust __/s/_Geoffrey_F._Grossman__


EXHIBIT B

FORM OF LONGVIEW INVESTMENT ADVISORY AGREEMENT
Please see the attached form of Investment Advisory Agreement.


INVESTMENT ADVISORY AGREEMENT

AGREEMENT dated as of October 13, 1998 between ____________________ (the "Client") and Longview Management
Group, LLC, a limited liability company organized under the laws of Delaware (the "Adviser").

The parties hereby agree as follows:

1.  Appointment of the Adviser.

1.1 Client hereby appoints the Adviser as the manager of the assets comprising the Client's account (the "Account") on the terms contained in this agreement and in accordance with the Client's investment guidelines and restrictions, until the Adviser's appointment is terminated.

1.2 The Client understands that the Adviser also serves as the investment adviser and/or financial adviser to members of the extended family of Henry Crown, related trusts and other organizations. As such, the Adviser is charged with responsibility for the overall financial well-being of the Crown family as a whole and, at times, may take actions or invest the assets of the Client in ways that may be primarily in the best interests of the Crown family as a whole, including the Client. The Client believes that the Adviser's role in relation to the Crown family makes the Adviser uniquely qualified to manage the assets of the Client. The Client is appointing the Adviser to manage the Account in order to permit the Adviser to, and with the expectation that the Adviser will, take into consideration the interests of the Crown family as a whole, as well as the interests of the Client in making investment decisions.

1.3 The Adviser accepts that appointment and agrees to assume the obligations and duties set forth herein.

1.4 The Account shall be managed with the investment objective of total return unless the Client otherwise directs in writing delivered to the Adviser.

2.  Functions, Powers, Duties and Obligations of the Adviser.

2.1 Subject to the Client's investment guidelines and restrictions as from time to time in effect, the Adviser shall have the full power, authority and right to take such actions as it, in its sole discretion and without prior consultation with Client, considers useful or necessary to manage the Account, including, without limitation, actions to:

(a) supervise and direct the investment and reinvestment of the cash, securities, options, futures, swaps, other leveraged investments and other property in the Account and engage in transactions, in Adviser's discretion and without prior consultation with the Client, subject only to the terms of this Agreement, in publicly traded securities, investment partnerships, privately placed securities and non-securities assets on margin or otherwise aspermitted by the Client's investment guidelines and restrictions;

(b)  procure research produced by a broker or a third party;

(c)  select brokers and dealers to execute Account transactions; and

(d) provide such other services in connection with the management of the Account as the Client may reasonably require.

2.2 The Adviser shall keep or cause to be kept on behalf of the Account such books, records, statements and accounts as may be necessary to give a complete record of all transactions carried out by the Adviser on behalf of the Account.

2.3 The Adviser shall provide to the Client upon request a statement of the contents and valuation of the Account.

2.4 The Adviser is authorized, but shall not be required, to vote, tender or convert any securities in the Account; to execute waivers, consents, and other instruments with regard to such securities; to endorse, transfer or deliver such securities or to consent to any class action, plan or reorganization, merger, combination, consolidation, liquidation or similar plan with reference to such securities.

2.5 The Adviser's authority shall continue until revoked by termination of this Agreement as hereinafter provided, but such revocation shall not affect any liability in any way resulting from transactions initiated prior to such revocation.

3.  Advisory Fees; Expenses.

3.1 In consideration of the services to be performed by the Adviser hereunder, the Client shall pay the Adviser a fee calculated and paid in accordance with the attached Schedule of Fees. The Adviser, in its sole discretion, may amend the Schedule of Fees on a quarterly basis; provided, however, that (a) the maximum rate of fee shall not exceed 0.75% of the average billable assets of the Account (computed as provided in the Schedule of Fees), and (b) the Adviser shall inform the Client of any amendment to the Schedule of Fees in the Adviser's next regularly scheduled correspondence to the Client. The Adviser is authorized to withdraw directly from the Account the amount of fees owed by the Client and to liquidate assets in the Account to pay such fees if the Account does not then hold sufficient cash.

3.2 The Adviser shall pay and rebill to the client certain expenses incurred by it and its agents in connection with the performance of its services hereunder but shall not be responsible for any of the Account's expenses.

4.  Services of the Adviser Not Exclusive.

4.1 The services of the Adviser to the Client hereunder are not to be deemed exclusive and the Adviser shall be free to render similar services to others for a fee. Nothing in this Agreement shall limit or restrict the right of any member, manager or employee of the Adviser to engage in any other business or to devote a portion of his or her time and attention to the management or other aspects of any other business, whether of a similar or dissimilar nature.

4.2 The Adviser may aggregate purchases or sales of securities for the Account with purchases or sales of the same securities by other clients of the Adviser. If purchases or sales of securities for the Account shall coincide with purchases or sales of the same securities by other clients of the Adviser, the Adviser will make such allocation in a manner described in the Adviser's Form ADV.

4.3 Instructions to execute securities transactions may be placed by the Adviser with brokers, dealers and banks who supply research to the Adviser and such research may be used by the Adviser in advising other clients of the Adviser.

5.  Indemnification.

Each party to this Agreement (and "Indemnifying Party") shall indemnify, defend and hold harmless the other party and its officers, directors, managers, members' shareholders, affiliates and agents from and against all demands, claims, liabilities, costs, damages, expenses (including legal fees and disbursements) and losses resulting from, related to or arising out of any breach of any representation, warranty or agreement of such Indemnifying Party contained in this Agreement.

6.  Agency Cross Transactions.

The Adviser shall be permitted to effect transactions between the Account and any other account for which the Adviser acts as investment adviser. In connection with such transactions, the Adviser may act as broker for, receive commissions from, and have a potentially conflicting division of loyalties and responsibilities regarding, both parties to such transactions. The foregoing permission may be revoked at any time by written notice from the Client to the Adviser.

7.  Assignment.

This Agreement may not be assigned by either party without the prior consent of the other party.

8.  Termination.

This Agreement may be terminated by either party at any time without the payment of any penalty on 30 days written notice to the other party.

9.  Non-public Information.

The Adviser acknowledges its obligations under applicable law, including federal and state laws, not to disclose material non-public information.

10.  Miscellaneous.

10.1  No failure on the part of either party to exercise, and no delay on its part in exercising, any right or remedy under this Agreement will operate as a waiver thereof nor will any single or partial exercise of any right or remedy preclude any other or further exercise thereof or the exercise of any other right or remedy. The rights and remedies provided in this Agreement are cumulative and not exclusive of any rights or remedies provided by law.

10.2 This Agreement may be amended by the written agreement of the parties hereto.

10.3 The illegality, invalidity or unenforceability of any provision of this Agreement under the law of any jurisdiction shall not effect its legality, validity or enforceability under the law of any other jurisdiction nor the legality, validity or enforceability of any other provision.

11.  Notices.

Any notice given hereunder shall be in writing and shall be served by hand at, or by being sent by facsimile transmission or first class mail, postage prepaid, to the address as to which either party shall have given written notice to the other party hereto. Any such notice shall be deemed duly served at the time of delivery (if delivered by hand), or acknowledgment of receipt (if served by facsimile transmission), or seven days after such notice is deposited in the mails. The Adviser may rely and shall be protected in acting upon any written instruction or communication believed by it to be genuine and to have been signed by the proper party or parties.

12.  Representation by the Adviser.

The Adviser represents and warrants that: (i) it is registered as an investment adviser under the Investment Advisers Act of 1940; and (ii) this Agreement has been authorized, executed and delivered by the Adviser and constitutes its legal, valid and binding obligation.

14.  Governing Law.

This Agreement shall be governed by and construed in accordance with the laws of the State of Illinois.

15.  Form ADV.

Client has received and reviewed a copy of Part II of the Adviser's Form ADV at least 48 hours prior to entering into this Agreement. If Client enters into this Agreement less than 48 hours after Client has received the Adviser's Form ADV, Part II, Client may terminate this Agreement without penalty within 5 business days. Client understands that the Adviser's policies and procedures with respect to potential or actual conflicts or interest is set forth in the Adviser's Form ADV.

In witness whereof this Agreement has been entered into the day and year first above written.


________________________________

By: ____________________________
Name: __________________________
Title: _________________________



Longview Management Group, LLC

By: ____________________________
Name: __________________________
Title: _________________________


SCHEDULE OF FEES

Pursuant to Paragraph 3.1 of the Investment Advisory Agreement between the Client and Longview Management Group, LLC (the "Adviser"), Client agrees to pay the Adviser a quarterly fee at the annual rates of:

Rate:  $400
Billable Assets:  40,000 to 250,000

Rate:  $1,000 plus 0.40% of billable assets
Billable Assets:  250,000 to 1,000,000

Rate:  $4,000 plus 0.30% of billable assets
Billable Assets:  1,000,000 to 10,000,000

Rate:  $31,000 plus 0.20% of billable assets
Billable Assets:  10,000,000 to 25,000,000

Rate:  $61,000 plus 0.15% of billable assets
Billable Assets:  25,000,000 to 100,000,000

Rate:  $173,500 plus 0.12% of billable assets
Billable Assets:  100,000,000 and above

Billable assets includes the value of all securities and non-securities assets under the Adviser's management (including assets as to which the Adviser provides only administrative services). The Adviser's fees are generally billed and paid in the quarter during which the services are provided.

In computing the billable value of the Account, securities which are publicly traded are valued at the closing price on the principal exchange or other market on which they are traded on the date of valuation. Other assets are valued at their carrying value on the Adviser's books, which is generally cost or tax basis, but for some assets may be determined by other methods.

Whenever assets in a client's Account are invested in pooled investment vehicle (a "Fund") managed by the Adviser, the assets in the Account invested in the Fund are subject to the management fee of the Fund. However, for purposes of calculating the Adviser's fees to the Account, the value of assets of the Account that are in Funds that pay a fee to the Adviser is subtracted from the billable value of the Account. The effective rate of fee paid by the Fund is generally lower than the rate that would be paid by the Account.

This Schedule of Fees applies to quarters beginning on or after the date of the Agreement.